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                          June 1, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 22, 2023
                                                            File No. 333-272123

       Dear John Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

       Registration Statement on Form S-1

       Change in Registrant's Certifying Accountant, page 115

   1. As you have revised the disclosure in response to comment 3, please have Friedman LLP update their letter
included in Exhibit 16.1 accordingly.
 John Xu
Maison Solutions Inc.
June 1, 2023
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Xu
                                                           Division of
Corporation Finance
Comapany NameMaison Solutions Inc.
                                                           Office of Trade &
Services
June 1, 2023 Page 2
cc:       Mark Y Liu
FirstName LastName